BANCOLOMBIA S.A. ANNOUNCES APPOINTMENTS BY THE BOARD OF DIRECTORS

Medellin, Colombia, April 26, 2011

Yesterday, the Board of Directors of BANCOLOMBIA S.A. (“Bancolombia”), made the following appointments:

1.	Juan Carlos Mora Uribe, as Vice-president of Technology Management and Innova, a new Vice-presidency created by the Board of Directors.

Mr. Mora holds a B.A. degree from the Universidad EAFIT of Medellín, Colombia, and a MBA from the Babson College, USA.

Mr. Mora has experience in diverse areas of corporate finance and investment banking and was Vice-president of Operations of Corfinsura in 2004. Mr. Mora has been performing the role of Vice-president of Risk since 2005.

2.	Augusto Restrepo Gómez as Vice-president of Human Resources.

Mr. Restrepo holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from the Universidad EAFIT. His studies also include among others, studies in Advanced Management from the Universidad de los Andes and the Universidad de la Sabana.

Mr. Restrepo has worked for more than 30 years with Bancolombia and has had a successful career beginning as an assistant and holding several positions in different departments of Bancolombia such as analyst, sub-manager, chief of department, regional manager and head of the Distribution Channels Unit. Most recently, Mr. Restrepo has been performing the role of Administrative Vice-president since 2007.

3.	Luis Arturo Penagos Londoño, as interim Administrative Vice-president.

Mr. Penagos holds a Public Accounting degree from the Universidad de Antioquia, a post graduate degree in Finance and a Master’s degree in Administration from the Universidad EAFIT in Colombia.

Mr. Penagos worked as Audit Assistant of Coltejer, External Auditor of the Unión de Bananeros de Urabá S.A., Dean of the Administration Faculty of the Universidad EAFIT of Medellín, Colombia, and Auditor of Conavi.  Mr. Penagos has been evolving as Internal Audit Vice-president since 2005.

4.	Rodrigo Prieto Uribe, as interim Vice-president of Risk.

Mr. Prieto holds a Civil Engineering degree from the Escuela de Ingeniería de Antioquia, a Master’s degree in Economics from the Universidad de los Andes and a Master’s in Finance degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He has been a teacher at the Universidad de los Andes, the Escuela de Ingeniería de Antioquia and the Universidad EAFIT.

During his professional career of 15 years, Mr. Prieto has occupied several positions in the financial sector. He worked at Conavi and Corfinsura in different areas, such as risk management and strategic planning. In the integration between Conavi, Corfinsura and Bancolombia, Mr. Prieto directed the integration of the market, operational and credit risk systems for the Treasury business, and later performed the role of Capital Allocation and Risk Quantification Manager. Mr. Prieto has been performing the role of Planning and Projects Director since 2005.

5.	Maria Cristina Calderon Betancur, as interim Technology Vice-president.

Mrs. Calderón holds a Systems Engineering degree and a post graduate degree in Finance from EAFIT. She began her professional career as a trainee in BIC at the Technology Vice-presidency, and continued holding several positions in this area. She was the Client Applications Development Director during the merger of BIC and Banco de Colombia. Later, she directed the Portfolio Unit and was subsequently in charge of the Integration Project of Conavi, Corfinsura and Bancolombia and was Products Unit Director of Bancolombia until 2008. Mrs. Calderon has been leading the technological renovation program of Bancolombia since 2008.

6.	Carmenza Henao Tisnes, as interim Internal Audit Vice-president.

Mrs. Henao holds a Systems Engineering degree and a post graduate degree in Finance from EAFIT and is internationally certified as a Systems Auditor of the ISACA, Information Systems Audit and Control Association. Mrs. Henao is certified as an Ontological Coach by Newfield Consulting and Team Coach by the EEC (Escuela Europea de Coaching). She is a teacher in several universities such as EAFIT, UPB, Universidad San Buenaventura de Cali and Universidad de Medellín.

Mrs. Henao has performed the role of Leading Analyst of the Finance and Salaries areas.  She was Technology Audit Manager and has been performing the role of Branches Audit National Manager since 2006.